  Exhibit 99.1
AMEX “REX”
TSX “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX MANAGEMENT WISHES TO PROVIDE A CORPORATE UPDATE

EDMONTON, ALBERTA – July 25, 2007– New Management of ViRexx Medical Corp. (“ViRexx”) (TSX:VIR; AMEX:REX), has reduced monthly development expenses from $1.1 million to $642,000 since they were appointed on May 3 this year, allowing it to continue to develop platforms for another nine months, with current cash on hand.

Management is currently pursuing a five year term debt financing in the amount of $11,000,000 (CAD) with a conversion rate of 20% discount to market on the date of conversion.  Conversion takes place in conjunction with a future financing.  For further details of the terms of this financing see the ViRexx website, www.virexx.com.  This type of financing avoids immediate dilution and enables the Company to develop its other platforms as it awaits approval of its lead product OvaRex a vaccine for ovarian cancer in late third stage clinical trials.

The independent scientific advisory board of ViRexx met last week to review the progress made over the past year with regard to ViRexx’s research and development.  A summary of the scientific advisory board’s findings follows:

OvaRex

ViRexx is pleased to report that the development of OvaRex is on target.  We have recently strengthened our relationship with our European licensees and are cautiously optimistic as to the outcome of current clinical trials.

Chimigen

Chimigen B:  We are moving ahead with developing further the Chimigen platform but, on the advice of our scientific board, we have suspended the clinical development program in favor of testing the original material created in our labs for efficacy, proving up the value of this material and then proceeding with clinical development.

Chimigen C:  We are on track as has been previously announced in other disclosure material.

Other Applications:  We are moving forward with other potential Chimigen products derived from the Chimigen platform for other disease applications.

Occlusin 50 and 500

Both of these products have a number of manufacturing challenges which have been identified by past employees of the Company who are returning ViRexx to deal with these difficulties.

Michael Stewart resigned as of July 19, 2007 and his resignation has been accepted by the Company.  The ViRexx scientific advisory board reviewed the material presented by Mr. Stewart eighteen months ago and compared it with this year’s presentation made on July 17-18 and found there was nothing new regarding these platforms.

Dr. Richard Ascione has been appointed Interim Chief Scientific Officer.  He has over 21 years experience with the National Institute of Health as Deputy Director of Laboratory Molecular Oncology and ten years of experience working with Aphton Corporation where he was Director of Research.  He teaches a course for Georgetown Medical School in how to take bio-tech products from idea to market. An area of expertise that ViRexx needs.

We are also asking our scientific advisory board to take a far more active role in ViRexx’s science and technology development and to meet on a more frequent basis. ViRexx is also forming an advisory group in Europe and we have asked Dr. Sergio Pecorelli MD, PhD of the Universita degli Studi di Brescia, an expert in Gynecologic Oncology to chair that group which will advise ViRexx on European filings for OvaRex’s AIT platform products.

ViRexx is defending three lawsuits commenced by three former employees.  The collective total claimed against ViRexx for severance and associated claims in these three lawsuits is $1,700,000 (CAD).  In preparing ViRexx’s defence to these lawsuits it was discovered that without the approval of directors, former management or some of them agreed to pay back to Sigma Tau Finanziaria S.p.A. (“Sigma Tau”) or one of its subsidiaries, under the auspices of a manufacturing fee, the exact amount of the premium payment above prevailing market price made by Sigma Tau’s subsidiary, Defiante Farmaceutica, Lda, when it purchased ViRexx shares in conjunction with the License Agreement granted by ViRexx to Sigma Tau on November 30, 2006.  This $709,000 fee was not mentioned previously in ViRexx’s disclosure documents. This payment to Sigma Tau will be offset by a $750,000 payment from Sigma Tau, when ViRexx meets certain milestones described in the License Agreement. ViRexx expects to accomplish that in the next six months.

ViRexx is also defending a lawsuit commenced by Clarus Securities Ltd. claiming $500,000 in damages for non-performance in regard to the Company cancelling a $15,000,000 dilutive financing. The Company has retained the Davis law firm, utilizing the services of Mr. Bob White to represent it.

ViRexx is confident based on advice from legal counsel in its ability to successfully defend the lawsuits.

The Board of Directors present in the Board meeting after reviewing the current management’s accomplishments and efforts were unanimously in agreement that the current management philosophy of results and promise based management will allow the Company to go forward and accomplish its goals.  The Board commended management for the results they have accomplished over the last sixty days.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

For more information, please contact:

Brenda Gillingham
Public Relations/Investor Relations
ViRexx Medical Corp.
Tel:  (780)433-4411(279)
Fax:  (780)436-0068